DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005 ________ 1600 EL CAMINO REAL MENLO PARK, CA 94025 ________ 99 GRESHAM STREET LONDON EC2V 7NG ________ 15, AVENUE MATIGNON 75008 PARIS	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	MESSETURM 60308 FRANKFURT AM MAIN ________ MARQUÉS DE LA ENSENADA, 2 28004 MADRID ESPAÑA ________ 1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033 ________ 3A CHATER ROAD HONG KONG
WRITER’S DIRECT 212 450 4135

January 16, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, North East
Mail Stop 3561
Washington, D.C. 20549

Re:	GSC Acquisition Company
Registration Statement on Form S-1
Filed November 20 2006
File No. 333-138832

Dear Mr. Reynolds:

     We are filing herewith Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 for GSC Acquisition Company (the “Company”). We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 3, 2007 with respect to the Registration Statement (the “Registration Statement”) filed by the Company on November 20, 2006. For your convenience, we have reproduced the Staff’s comment preceding each response. All page references are to the version of Amendment filed on the date hereof. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

     Please find enclosed three copies of the Amendment marked to show changes from the Registration Statement. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We note the Staff’s comment and will provide the Staff with a copy of the letter from the NASD stating that it has finished its review prior to effectiveness of the Registration Statement.

2.	We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company’s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

We confirm that in the case of any initial business combination which the Company pursues, we believe we have an obligation in every case to structure our initial business combination so that up to 20% of the shares sold in this offering (minus one share) may be converted to cash by public stockholders exercising their conversion rights and the business combination will still go forward. We have revised the language in the Registration Statement to clarify this point, please see page 11.

3.	We note the disclosure throughout your prospectus, as summarized by that on page one, that: “We have not, nor has anyone on our behalf, contacted any prospective target business or had any substantive discussion, formal or otherwise, with respect to such a transaction. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business.”

In light of the business activities carried out by the GSC Group, disclose all actions undertaken by all person and entities affiliated, related, otherwise connected, working for (directly and indirectly) or on behalf of the GSC Group in order to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business. We may have further comment.

We confirm to the Staff that no person or entity affiliated, related or otherwise connected, working for (directly or indirectly) or on behalf of GSC Group has undertaken any action in order to identify, locate or contact a potential target business.

Prospectus Cover Page

4.	Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

We may have further comment.

Based on our conversation with representatives of the American Stock Exchange (“Amex”) and a review of the applicable listing standards, we believe that the Company will satisfy the requirements for original listing of securities under Initial Listing Standard 3, as set forth in Section 101(c) of the Amex Company Guide. A brief discussion of these requirements follows (section references are to the Amex Company Guide):

(i) Stockholders’ equity of at least $4 million (Section 101(c)(1)).

As set forth under “Capitalization” in the Registration Statement, upon completion of the IPO and the application of the estimated net proceeds therefrom, our stockholders’ equity will be approximately $132 million.

(ii) Market capitalization of at least $50 million (Section 101(c)(2)). Based on the proposed offering of 21,875,000 units at $8.00/unit, we expect that our market capitalization upon completion of the offering will be in excess of $50 million.

(iii) Aggregate market value of publicly held shares of at least $15 million (Section 101(c)(3)). The estimated offering size of the securities to be sold to the public is $175 million.

(iv) Minimum public distribution requirements (Section 102(a)).

The Amex listing requirements specify a minimum public distribution of 500,000 shares, together with a minimum of 800 public shareholders or minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders. In calculating the public distribution, holdings of officers, directors, controlling shareholders and other concentrated, affiliated or family holdings of the issuer are excluded. Based on conversations with the underwriter for the proposed offering, we expect that the Company will have at least 400 public shareholders upon completion of the offering.

(v) Minimum stock price (Section 102(b)). Companies listing under Standard 3 must have a market price of at least $2 per share. We expect the market price of our common stock to exceed $2 per share upon completion of the IPO.

5.	Please advise the Staff of the basis for limiting the prospectus delivery requirements to 25 days.

Pursuant to Rule 174(d), the prospectus delivery requirements may be limited to 25 days when (i) the registration statement relates to the securities of an issuer that is not subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 and (ii) as of the offering date, the security will be listed on a registered national securities exchange. We expect both criteria will be met following our initial public offering.

6.	We note your disclosure that “GSC Acquisition Company is a newly organized blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, one or more businesses or assets, which we refer to as our initial business combination.” Please clarify whether such transaction may result in the acquisition of a minority interest.

We have revised the Registration Statement to clarify that we expect our initial business combination will result in the acquisition of a majority interest in the target company, but that it is possible we will acquire a minority interest.

Summary, page 1

7.	We note the references throughout your prospectus relating to the activities and ownership interests of The GSC Group and the potential for conflicts of interest that presents when selecting and valuing an acquisition target. In light of such potential and the apparent breadth and depth of issues that such conflicts would create, and what you disclose to be the GSC Group’s extensive resources in sourcing transactions, please affirmatively disclose forefront in your summary section why your board has determined not to rule out an initial business combination with any entity in which any person or entity affiliated, connected, or related to The GSC Group has a financial interest.

Upon reflection in light of the potential conflicts of interest inherent in such an initial business combination, management of the Company has determined that it will not consummate an initial business combination with any entity (i) that is an affiliate of any of our officers or directors or an affiliate of GSC Group, (ii) which has one or more directors appointed by GSC Group on its board of directors, (iii) in which GSC Group owns any of such entity’s outstanding common equity securities, (iv) in which any fund managed by the Control Distressed Debt Group of GSC Group has a financial interest or (v) in which GSC Group has an investment in debt or preferred stock and such entity is in default on any of its debt or preferred stock instruments. We believe that any other initial business combinations in which GSC Group has a financial interest would not present significant conflicts of interest as such financial interest would not be material to GSC Group.

8.	We note your disclosure that the GSC Group operates through a number of business entities. Please advise the Staff of all such entities.

Please see Exhibit A for a chart of the business entities through which GSC Group operates.

While GSC Group is affiliated with a large number of investment funds, its investment management business is generally conducted by GSCP (NJ), L.P., a registered investment adviser which currently serves as investment manager for GSC Group’s clients and managed accounts (the “Manager”). GSCP (NJ) Holdings, L.P. (“Holdings”) is currently the master general partner for GSC Group’s clients and managed accounts. Holdings also currently owns, and is the sole member of, GSC Secondary Interest Fund, LLC, our founding stockholder. GSC Group, Inc. owns all of the common limited partnership interests in the Manager and Holdings, as well as the general partner of each of those entities. GSC Group Ltd acts as a subadvisor to GSCP (NJ), L.P. in connection with its management activities in Europe and it is wholly owned by GSCP, LLC (which in turn is wholly owned by GSC Group, Inc.). GSCP, LLC also provides certain services to GSCP (NJ), L.P. in connection with its investment management activities. Additional information about GSC Group and the investment vehicles managed by GSCP (NJ), L.P. is contained in its Form ADV, Part I.

9.	We note your disclosure that the GSC Group has invested in 34 control or shared-control situations. Please advise the Staff of the names of all control or shared-control situations.

Please see Exhibit B for a list of the 34 entities in which GSC Group has invested in a control or shared-control investment.

10.	We note your disclosure that over 70 investment professionals will be available to you in connection with sourcing an acquisition. We also note from your disclosure that it does not appear that any of them will be compensated by the company in connection with their efforts. Please disclose whether the board believes such an arrangement will heighten the potential for conflicts of interest, especially in case of an acquisition of a related party.

As noted in our response to comment 7, we will not consummate an initial business combination with affiliates or certain other related parties. We have revised the disclosure accordingly. Due to these restrictions and the limited financial interest GSC Group could have in a target company and in light of GSC Group’s significant ownership interest in the Company, we do not believe that the fact that GSC Group’s investment professionals do not receive compensation from the Company will heighten the potential for conflicts.

11.	Please file the “business opportunity right of first review agreement” as an exhibit with your next amendment.

We note the Staff’s comment and have filed the agreement as Exhibit 10.7 to the Registration Statement.

The Offering, page 4

12.	We note the reference to unanimous consent provisions relating to changes in the business combination procedures contained in your Amended and Restated Certificate of Incorporation. However, it appears that only the original Certificate of Incorporation has been filed and it appears to contain no such limit (or the procedures usually contained in SPAC Certificates of Incorporation). Please advise.

The form of our Amended and Restated Certificate of Incorporation, which contains the unanimous consent provisions, has been filed as Exhibit 3.3 to the Registration Statement. We advise the Staff that our Amended and Restated Certificate of Incorporation will be filed immediately prior to the consummation of the offering.

Initial Founder’s Warrants, page 6

13.	Please disclose how the consideration for the Initial Founder’s Warrants will be paid.

We have revised the Registration Statement to include the requested disclosure.

Transfer Restrictions, page 7

14.	Please disclose the statutory basis for the potential transfers disclosed in this section. Additionally, please reconcile with the disclosure currently found in Item 15.

We have revised the Registration Statement in response to the Staff’s comment.

Limited Payments to Insiders, page 9

15.	Please disclose why GSCP (NJ), L.P., instead of your founding shareholder, has advanced you the $700,000 for offering-related and organizational expenses.

We have revised the Registration Statement to include the requested disclosure. We advise the Staff that Holdings regularly advances funds to our founding shareholder, GSC Secondary Interest Fund, LLC, in connection with its cash requirements as it is the sole owner and sole member of our founding shareholder. From time to time, GSCP (NJ), L.P., an affiliate of Holdings, may advance funds on behalf of Holdings. We have revised the disclosure in the Amendment to clarify this point. We note that Holdings has not yet advanced the full amount of the estimated $700,000 of offering related expenses to us.

Stockholders Must Approve Our Initial Business Combination, page 10

16.	Please disclose the manner in which your founding stockholder will effect such purchases of common stock following your proposed offering.

We have revised the Registration Statement to include the requested disclosure, please see page 6 of the Amendment.

Conditions to consummating our initial business combination, page 10

17.	Please disclose how you will require “fair” to be defined in any opinion obtained in the case of a proposed acquisition with an affiliated company.

As noted in our response to comment 7, we will not consummate an initial business combination with any affiliate of our officers or directors or GSC Group. We have revised the disclosure in the Registration Statement to reflect this decision and consequently have removed any reference to a fairness opinion.

18.	Please disclose whether you will obtain a similar opinion in the case of a proposed acquisition in which GSC Group or any person or entity affiliated, related, otherwise connected with the GSC

Group has a financial interest.

As noted in our response to comment 7, we will not consummate an initial business combination with affiliates or certain other related parties. As a result, given the limited financial interest GSC Group could have in a target company, we do not believe that a fairness opinion is warranted.

19.	Please disclose all assumptions, factors, qualifications and limitations you will accept to be contained in such an opinion.

Given that we will not consummate an initial business combination with affiliates or certain other related parties, we no longer plan to seek such an opinion.

20.	Please disclose whether shareholders will be entitled to rely upon such an opinion.

Given that we will not consummate an initial business combination with affiliates or certain other related parties, we no longer plan to seek such an opinion.

Dissolution and liquidation if no business combination, page 12

21.	Please reconcile with the risk factor currently contained on page 21 discussing bankruptcy matters. Please discuss and detail the operation of both Sections 278 and 281.

We have revised the Registration Statement in response to the Staff’s comment, please see page 13 of the Amendment.

Risk Factors, page 17

22.	In light of the issue noted in the present comment letter and the activities carried out by the GSC Group, consider moving the last risk factor on page 20 to the first position in your risk factors section. Elaborate why you will not rule out any acquisition in which such conflicts exist.

As noted in our response to comment 7, we have ruled out any acquisition in which GSC Group has a material financial interest in the target. As a result , we respectfully submit that the referenced risk factor is not the most significant risk to investors.

23.	In the first full risk factor on page 22, please clarify to discuss the number of blank check companies that possess a similar operational structure and a similar degree of potential conflicts that you do.

We have revised the risk factor and consolidated it with the one preceding it to clarify who we believe our true competitors are. As a result, we respectfully submit that the requested disclosure is unnecessary. Please see pages 23-24 of the Amendment.

24.	In the second full risk factor on page 27, please discuss how you view this to be a risk with respect to the acquisition of entities that are connected to the GSC Group or in which the GSC Group has a financial interest.

As noted in our response to comment 7, we have ruled out any acquisition in which GSC Group has a material financial interest in the target or board representation. As a result, even if we were to pursue an initial business combination in which we had a financial interest, we do not expect that we would have increased access to information for purposes of conducting due diligence given the limited connections we would likely have with such a target. Therefore, we respectfully submit that the disclosure in the referenced risk factor is relevant as currently drafted.

25.	In the second full risk factor on page 29, please discuss why you believe this to be a risk in light of Mr. Eckert’s role as Chairman and CEO of the GSC Group and the GSC Group’s relation to your sole stockholder.

We have revised the Registration Statement in response to the Staff’s comment.

Capitalization, page 40

26.	We note you plan to classify the warrants as equity upon issuance. In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement must state unequivocally that (i) the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current and an applicable registration statement is not effective, and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit. Please advise or revise.

The form of Warrant Agreement has been revised in response to the Staff’s comment and is filed with the Amendment as Exhibit 4.3.

Financial Statements General

27.	Please disclose in a note to the financial statements your commitment to pay fees of 7% of the gross offering proceeds without the over-allotment option to Citigroup Global Markets at the closing of the offering as disclosed on page 33.

We do not have any agreement with Citigroup Global Markets to pay fees relating to the offering. The amount disclosed is our estimate of the underwriting discount we expect to pay if the offering is successfully completed. As a result, we respectfully submit that no additional disclosure is necessary.

Notes to Financial Statements Note 3 – Proposed Public Offering, F-9

28.	Please revise to disclose the significant terms and conditions of the warrants issued in the Unit Offering. Specifically, if true, disclose that (i) in no event will a warrant holder be entitled to receive a net-cash settlement, (ii) the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current and an applicable registration statement is not effective, and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit.

Note 3 has been revised in response to the Staff’s comment.

29.	Please revise this note, Note 4 and throughout your filing to disclose the material terms of the founders warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and the likely future effect of settlement on your financial condition and results of operations.

We have revised the Registration Statement to include the requested disclosure.

Other Regulatory

30.	Please note the updating requirements of Rule 3-12(g) of Regulation S-X and provide a current accountant’s consent with any amendment.

We note the Staff’s comment. A consent of Ernst & Young is filed with this Amendment.

Underwriting, page 87

31.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

In response to the Staff’s comment, the Company supplementally advises the Staff that neither the Company nor the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) in connection with the use by Citigroup Global Markets Inc. (“Citigroup”) of the i-Deal Prospectus Delivery System (“i-Deal”), and (ii) in connection with plans to make roadshow presentation materials available on the Internet during live roadshow presentations through Net Roadshow, Inc. (www.netroadshow.com), each as further described below.

We have been advised by Citigroup that it intends to use i-Deal as a complementary distribution method to deliver preliminary prospectus materials to institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup currently intends on using i-Deal for the distribution to institutional clients of (i) the preliminary prospectus, (ii) any subsequent preliminary prospectus included in any pre-effective amendment, (iii) any preliminary prospectus distributed in connection with any required recirculation and (iv) any supplement or sticker to a preliminary prospectus.

We have also been advised by Citigroup that while Citigroup has contracted with Net Roadshow, Inc. in connection with plans to make roadshow presentation materials available on the internet, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of making roadshow presentation materials available on the Internet during live roadshow presentations is to provide access to the roadshow to institutional and retail customers who may not attend roadshow meetings in person. An electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) will be made available on the Net Roadshow web site as part of the roadshow presentation materials.

32.	Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

The Company and the underwriters do not intend to conduct a directed share program in conjunction with this offering.

Signatures

33.	Please provide the signature of your Principal Financial Officer.

The Amendment includes the signature of our Principal Financial Officer.

     We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4135 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Deanna Kirkpatrick

Deanna Kirkpatrick

cc w/o encl.: Alfred C. Eckert III
GSC Acquisition Company
Ann Chamberlain, Esq.
Bingham McCutchen

Exhibit A

Exhibit B

     In response to comment 9 of the Staff, set forth below are those entities in which GSC Group has invested in a control or shared-control situation. GSC Group defines its control investments as control or shared-control, which represents the level of control of GSC Group-managed funds through equity ownership, board representation, and/or creditors’ committee representation. Control denotes situations where (a) pre-reorganization, GSC Group-managed funds own a majority of a class of securities; or (b) post-reorganization, GSC Group-managed funds control a majority of the board and/or the equity. Shared-control denotes situations where GSC Group-managed funds represent collectively one of the two largest holders of a class of securities and through its position on an official and unofficial creditors’ committee leads or co-leads a restructuring.

Advanced Accessory Holdings Corp.
Advanced Lighting Technologies, Inc.
AmeriServe Food Distributors, Inc.
AMF Group, Inc.
APW Ltd.
Atlantic Express Transportation Corp.
Axiohm Transaction Solutions, Inc.
Burke Industries, Inc.
Cherokee International, LLC
Classic Cable, Inc.
Coyne International Enterprises Corp.
DTN Corp.
Envirosource, Inc.
International Wire Group, Inc.
Iron Age Corp.
Metricom, Inc.
NMT, Inc.
Outsourcing Services Group, Inc.
Oxford Automotive, Inc.
Pacific Aerospace & Electronics, Inc.
Paragon Trade Brands, Inc.
Precision Partners, Inc.
Purina Mills, Inc.
Regal Cinemas, Inc.

Safety-Kleen Corporation
Scovill Fasteners, Inc.
Simcala, Inc.
Sun Healthcare, Inc.
Telex Communications, Inc.
Viasystems Group, Inc.
Westpoint Stevens, Inc.
Woods Equipment Company
Worldtex, Inc.
Wright Line, LLC